WESTCOAST GOLF EXPERIENCES, INC.
                              #309-333 East 1st St.
                       North Vancouver, BC, Canada V7L 4W9
                            Telephone: (604) 988-1083

October 21, 2005

Mary K. Fraser, ESQ.
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 6010
Washington, D.C. 20549

RE:  WestCoast Golf Experiences, Inc.
     Form SB-2
     File Number 333-125956

Dear Ms. Fraser:

Please consider this letter the request of WestCoast Golf Experiences, Inc., the Registrant herein, pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Monday, October 24, 2005, at 5:00 p.m. E.S.T., or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amend, and intend to fully comply therewith.

WestCoast Golf Experiences, Inc. (the Company) hereby acknowledges that:

     * the Company is responsible for the adequacy of the disclosures in the filing;

     * staff comments or changes to the disclosures in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind co-operation and assistance in this matter.

Very truly yours,

WestCoast Golf Experiences, Inc


/s/ Roger Arnet
---------------------------
Roger Arnet
President

cc: Michael Kessler